UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Parlux Fragrances, Inc.
(Name of Issuer)

Common Stock, par value $ 0.01
(Title of Class of Securities)

701645103
(CUSIP Number)

RENE GARCIA
1600 Northwest 84th Avenue
Miami, Florida 33126
(305) 778 -6200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON JM-CO CAPITAL FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,718,728
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,718,728
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,718,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.24%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON CAROLINA MARIE GARCIA 2006 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 325,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 325,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.56%
14	TYPE OF REPORTING PERSON OO

* Consists of Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON JACQUELINE MARIE GARCIA 2006 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 325,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 325,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.56%
14	TYPE OF REPORTING PERSON OO

* Consists of Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON IRREVOCABLE TRUST FOR VICTOR GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 325,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 325,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.56%
14	TYPE OF REPORTING PERSON OO

* Consists of Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON JACQUELINE MARIE GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,995,527
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,995,527
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.59%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON CAROLINA MARIE GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 975,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 975,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.53%
14	TYPE OF REPORTING PERSON IN

* Consists of Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON JACAVI INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,779
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 276,779
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.35%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON AQUA CAPITAL FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 190,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 701645103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).  Historically, the Reporting Persons (as defined below) have filed a short-form statement on Schedule 13G pursuant to Rule 13d-1 in connection with their beneficial ownership of common stock of the Issuer (as defined below).  As more fully described below, the Reporting Persons beneficially own shares of common stock of the Issuer and also own certain warrants to purchase common stock, a portion of which will vest on April 7, 2011, December 18, 2011 and April 7, 2012, at which time the Reporting Persons’ ownership in securities of the Issuer based on ownership of common stock and ownership of exercisable warrants to purchase common stock will exceed 20% and the Reporting Persons shall be obligated to file a statement on Schedule 13D in accordance with Rule 13d-1.  In addition, the filing of this Schedule 13D will allow the Reporting Persons flexibility to engage in discussions with the shareholders and the management of the Issuer.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Parlux Fragrances, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 590 N. Andrews Avenue, Suite 500, Fort Lauderdale, FL 33309.

Item 2.	Identity and Background.

(a)           This statement is being filed on behalf of (i) JM-CO Capital Fund, LLC, a Florida limited liability company (“JM-CO”), (ii) Carolina Marie Garcia 2006 Family Trust, a Florida trust (the “CMG Trust”), (iii) Jacqueline Marie Garcia 2006 Family Trust, a Florida trust (the “JMG Trust”), (iv) Irrevocable Trust for Victor Garcia, a Florida trust (the “VG Trust”), (v) Jacavi Investments, LLC, a Florida limited liability company (“Jacavi”), (vi) Aqua Capital Fund, LLC, a Florida limited liability company (“Aqua Capital”), (vii) Jacqueline Marie Garcia, Manager of each of JM-CO, Jacavi and Aqua Capital  and (viii) Carolina Marie Garcia, Co-Trustee of each of the JMG Trust, the CMG Trust and the VG Trust.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of JM-CO, the CMG Trust, the JMG Trust, the VG Trust, Jacavi, Aqua Capital, Jacqueline Marie Garcia and Carolina Marie Garcia is 200 S. Biscayne Blvd., Suite 1000, Miami, FL 33131.

(c)           Each of JM-CO, Jacavi, Aqua Capital, the JMG Trust, the CMG Trust and the VG Trust was formed for investment purposes.  The principal business of Jacavi is serving as the Manager of Aqua Capital.  The principal occupation of Jacqueline Marie Garcia is acting as the Manager of each of JM-CO, Jacavi and Aqua Capital.  The principal occupation of Carolina Marie Garcia is acting as a Co-Trustee of each of the JMG Trust, the CMG Trust and the VG Trust.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 701645103

(f)           Each of Jacqueline Marie Garcia and Carolina Marie Garcia is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JM-CO were purchased with working capital in a private transaction for an aggregate purchase cost of approximately $4,825,742.  The Shares purchased by Jacavi were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market for an aggregate purchase cost of approximately $309,710, excluding brokerage commissions.  The Shares purchased by Aqua Capital were purchased with working capital in a private transaction for an aggregate purchase cost of approximately $516,800.  The Shares currently issuable upon the exercise of certain warrants held by the CMG Trust, the JMG Trust and the VG Trust were acquired in connection with a license agreement between the Issuer and Artistic Brands Development, LLC, formerly known as Iconic Fragrances, LLC, dated April 3, 2009.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A who are not also Reporting Persons, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 20,528,812 Shares outstanding as of February 2, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 17, 2011, plus an aggregate of 975,000 Shares issuable upon the exercise of certain exercisable warrants held by the Reporting Persons.

As of the close of business on March 3, 2011, JM-CO directly owned 2,718,728 Shares constituting approximately 13.24% of the Shares outstanding.  JM-CO has the sole power to direct the vote and disposition of such Shares on the date of this statement.  As of the close of business on March 3, 2011, each of the CMG Trust, the JMG Trust and the VG Trust directly owned 325,000 Shares underlying certain warrants exercisable within 60 days, in each case constituting approximately 1.56% of the Shares outstanding.  Each of the CMG Trust, the JMG Trust and the VG Trust has the sole power to direct the vote and disposition of the Shares owned by it on the date of this statement.

CUSIP NO. 701645103

As of the close of business on March 3, 2011, Aqua Capital directly owned 190,000 Shares constituting less than 1% of the Shares outstanding.  Jacavi, as the Manager of Aqua Capital may be deemed to be the beneficial owner of the 190,000 Shares owned by Aqua Capital in addition to the 86,779 Shares owned by it directly, constituting approximately 1.35% of the Shares outstanding.

Jacqueline Marie Garcia does not directly own any Shares. However, as the Manager of each of JM-CO, Jacavi and Aqua Capital, Jacqueline Marie Garcia may be deemed to be the beneficial owner of the 2,995,527 Shares owned in the aggregate by JM-CO, Jacavi and Aqua Capital constituting approximately 14.59% of the Shares outstanding and may be deemed to have sole power over the voting and disposition of such Shares as a result of having the sole power to make voting and disposition decisions on behalf of JM-CO, Jacavi and Aqua Capital with respect to such Shares.

Carolina Marie Garcia does not directly own any Shares. However, as a Co-Trustee of each of the JMG Trust, the CMG Trust and the VG Trust, Carolina Marie Garcia may be deemed to be the beneficial owner of the 975,000 Shares underlying certain warrants exercisable within 60 days owned in the aggregate by the JMG Trust, the CMG Trust and the VG Trust constituting approximately 4.53% of the Shares outstanding and may be deemed to have sole power over the voting and disposition of such Shares as a result of having the sole power to make voting and disposition decisions on behalf of the JMG Trust, the CMG Trust and the VG Trust.

(c)           There were no transactions in the Shares by any of the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 4, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among JM-CO Capital Fund, LLC, Carolina Marie Garcia 2006 Family Trust, Jacqueline Marie Garcia 2006 Family Trust, Irrevocable Trust for Victor Garcia, Jacavi Investments, LLC, Aqua Capital Fund, LLC, Jacqueline Marie Garcia and Carolina Marie Garcia, dated March 4, 2011.

CUSIP NO. 701645103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2011

JM-CO CAPITAL FUND, LLC

By:	/s/ Jacqueline Marie Garcia
	Name:	Jacqueline Marie Garcia
	Title:	Manager

JACQUELINE MARIE GARCIA 2006 FAMILY TRUST

By:	/s/ Carolina Marie Garcia
	Name:	Carolina Marie Garcia
	Title:	Co-Trustee

CAROLINA MARIE GARCIA 2006 FAMILY TRUST

By:	/s/ Carolina Marie Garcia
	Name:	Carolina Marie Garcia
	Title:	Co-Trustee

IRREVOCABLE TRUST FOR VICTOR GARCIA

By:	/s/ Carolina Marie Garcia
	Name:	Carolina Marie Garcia
	Title:	Co-Trustee

JACAVI INVESTMENTS, LLC

By:	/s/ Jacqueline Marie Garcia
	Name:	Jacqueline Marie Garcia
	Title:	Manager

AQUA CAPITAL FUND, LLC

By: JACAVI INVESTMENTS, LLC, its Manager

By:	/s/ Jacqueline Marie Garcia
	Name:	Jacqueline Marie Garcia
	Title:	Manager

CUSIP NO. 701645103

/s/ Jacqueline Marie Garcia
JACQUELINE MARIE GARCIA

/s/ Carolina Marie Garcia
CAROLINA MARIE GARCIA